PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Mining Lease Application Accepted

Vancouver BC,  March 19, 2012:  The Company is pleased to announce that the Company has published a Notice for an Application for a Mining Lease.  The notice is as follows:

MINING LEASE APPLICATION

Take notice that Pacific Booker Minerals Inc., 1702-1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, free miner certificate client number 102758, has applied to the Chief Gold Commissioner for the Province of British Columbia, for a mining lease of minerals identified by the mineral claim listed below.  The mineral claim has been surveyed by Mark McGladrey, BCLS, whose field notes and plans have been approved by the Surveyor General.

The following mineral claims are subject to the mining lease application:

*

Tenure Numbers 625123, 625143, 625183

*

Mineral Titles Map Numbers 093M.019, 093M.029

*

Plan Number EPC415

*

Cassiar District

Posted at the Chief Gold Commissioner's Office in Vancouver, British Columbia, this 15th day of March, 2012.

The notice has been published in the following publications as required under Section 42(1)(c) of the Mineral Tenure Act:

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the BC Gazette

•

the Vancouver Sun, and

•

the Lakes District News

PBM is pleased to have achieved this essential milestone towards commencement of construction that will lead to commercial metal production of the 100% owned Morrison Copper/Gold Project.

For information regarding Pacific Booker Minerals Inc., and to view our Khandaker and Standard & Poor’s reports, our 3D animations of the Morrison ore body and site plan, please visit our website home page at http://www.pacificbooker.com.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml